UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-6964

Verizon Virginia Inc.

(Exact name of registrant as specified in its charter)

600 East Main Street, Richmond, Virginia 23219

Telephone: (804) 225-6300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.	6 1/8% Debentures due July 15, 2005
2.	Twenty Year 7 5/8% Debentures, due December 1, 2012
3.	Thirty Year 7 7/8% Debentures, due January 15, 2022
4.	7% Debentures due July 15, 2025
5.	Forty Year 8 3/8% Debentures, due October 1, 2029
6.	4.625% Debentures, Series A, due 2013

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

1.	6 1/8% Debentures due July 15, 2005	77
2.	Twenty Year 7 5/8% Debentures, due December 1, 2012	58
3.	Thirty Year 7 7/8% Debentures, due January 15, 2022	38
4.	7% Debentures due July 15, 2025	68
5.	Forty Year 8 3/8% Debentures, due October 1, 2029	27
6.	4.625% Debentures, Series A, due 2013	113

Pursuant to the requirements of the Securities Exchange Act of 1934, Verizon Virginia Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 4, 2004	VERIZON VIRGINIA INC.

	By:	/s/ Edwin F. Hall

Edwin F. Hall Controller